INSTRUMENT OF PROXY

          FOR THE SPECIAL MEETING OF SHAREHOLDERS OF COMMON SHARES OF

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                        TO BE HELD ON SEPTEMBER 16, 2013



The undersigned holder of Common Shares of Australian-Canadian Oil Royalties Ltd. (the "Corporation") hereby appoints (with full power of appointment and substitution),Jesse Meidl, director of the Corporation, or failing him, William Petrie Sr., Chairman of the Corporation, or in place or stead of the foregoing, ______________________________________ as Proxy of the undersigned to attend the
Special Meeting of the Corporation (the "Meeting") to be held at Torys LLP, 4600, 525 8th Ave SW Calgary Alberta, on September 16, 2013 at 9:00 a.m. (Calgary time) and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy heretofore given to attend and vote at the Meeting. Without limiting the general power hereby conferred, the person above named is directed to vote as follows:

1. To vote FOR [ ] or AGAINST [ ] the ordinary resolution approving the holding of the Meeting outside British Columbia;

2. To vote FOR [ ]or AGAINST [ ] )the special resolution approving the Corporation's proposed stock option plan;

3. To vote FOR [ ] or AGAINST [ ] the special resolution approving the continuance of the Corporation from the jurisdiction of the Province of British Columbia to the jurisdiction of the Province of Alberta pursuant to section 188 of the Business Corporations Act (Alberta);

4. To vote FOR [ ]or AGAINST [ ] the ordinary resolution to confirm and approve the new by-laws of the Corporation;

5. To vote FOR [ ] or AGAINST [ ] the special resolution, the full text of which is attached as Appendix A-2 to the joint information circular of the Corporation and International TME Resources Inc., approving the Arrangement and all transactions contemplated thereunder, including the issuance of such number of ACOR Shares as are required to acquire all of the outstanding common shares of International TME Resources Inc.; and

6. At the discretion of the said Proxyholder, to vote upon any amendments or variation of the above matter or any other matter that may be properly brought before the said Meeting or any adjournment thereof.

                                   THIS PROXY IS SOLICITED ON BEHALF OF THE
                                   MANAGEMENT OF THE CORPORATION. THE PERSONS
                                   NAMED IN THIS PROXY ARE DIRECTORS OF THE
                                   CORPORATION. EACH SHAREHOLDER HAS THE RIGHT
                                   TO APPOINT A PERSON, WHO NEED NOT BE A
                                   SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHTS, THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT TO ACT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.


                              DATED THIS        DAY OF                    , 2013
                                         ------       -------------------



                              --------------------------------------------------
                              SIGNATURE OF SHAREHOLDER





                             --------------------------------------------------
                             SHAREHOLDER'S NAME (PLEASE PRINT)

                                     NOTES

1. In the event that the date is not completed, this Proxy will be deemed to be dated upon the day that it is mailed by the Corporation to the securityholder.

2. In order to be effective, this Instrument of Proxy must be deposited with Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 (Attention: Proxy Department), or faxed to (403) 265-1455 (Attention: Proxy Department), or voted online on Olympia Trust Company's website, https://secure.olympiatrust.com/proxy/ not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the time set for the holding of the Meeting or any adjournment(s) thereof.

3. In addition to any revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the securityholder or his attorney duly authorized in writing or, if the securityholder is a company, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, c/o Jesse Meidl, at any time up to and including 4:30 p.m. on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the Proxy is to be used, or with the Chairman at the Meeting on the date of the Meeting, or any adjournment thereof and upon such deposit, the Proxy is revoked.

4. The signature on the Proxy should be exactly the same as the name in which the shares are registered. If the appointee is a corporation, the Proxy must be exercised under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.